Exhibit 12

Ratio of Earnings to Fixed Charges (in millions)

		2009	2010	2011	2012	2013

Net loss before income tax expense and earnings from equity investments		(85.6)	(54.2)	(25.8)	(75.7)	(153.5)

Add fixed charges:
	Interest expense including amortization of debt issuance costs	87.5	101.6	104.7	100.0	119.5
	Estimate of interest within rental expense	6.2	5.8	5.3	5.4	5.6
	Total fixed charges	93.7	107.4	110.0	105.4	125.1

	Distributed earnings from equity investments	31.9	34.4	35.2	38.1	29.5

	Adjusted earnings	40.0	87.6	119.4	67.8	1.1

Ratio of earnings to fixed charges (1)		0.4	0.8	1.1	0.6	—

(1) The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.

(1)
The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges. Earnings before fixed charges were inadequate to cover total fixed charges by $53.7, $19.8, $37.6 and $124.0 million for years ended 2009, 2010, 2012 and 2013, respectively. The computation of adjusted earnings in years prior to 2011 in our disclosures of ratio of earnings to fixed charges did not include the addition of distributed earnings from equity investments (which had the effect of increasing such ratio by 0.3 in 2009 and 2010).